Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MEETING INFORMATION		AGENDA
Date:	Thursday, May 7, 2026	1.To receive and consider our consolidated financial statements for the year ended December 31, 2025, together with the report of the auditors.

Time:	3:00 p.m.	2.Elect eight (8) directors.
	(Calgary time)	3.Appoint the auditors and authorize the directors to fix their remuneration.

4.A non-binding advisory resolution to accept our approach to executive compensation.

Place:	Online at:	5.Transact such other business as may properly be brought before the meeting or any adjournment thereof.
https://meetings.lumiconnect.com/400-312-232-748

The meeting will be held virtually only. All shareholders regardless of geographic location and equity ownership are able to attend the meeting. Registered shareholders and duly appointed proxyholders will be able to vote, ask questions and engage with the Chair of the Board and the Chief Executive Officer of the Company. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the meeting. Shareholders will not be able to attend the meeting in person.
YOUR VOTE IS IMPORTANT. You can vote your Baytex shares in any of the following ways:

	BENEFICIAL SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate
INTERNET	www.proxy vote.com	https://vote.odysseytrust.com
EMAIL OR FAX	Call or fax to the number(s) listed on your voting instruction form	Email: proxy@odysseytrust.com Fax: 1-800-517-4553
MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 5, 2026 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for any adjournment(s) or postponement(s) of the meeting. In order to be valid, forms of proxy must be returned not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof.
Shareholders of record at the close of business on March 20, 2026 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 20th day of March 2026.
By order of the Board of Directors
"Chad E. Lundberg", President and Chief Operating Officer